Exhibit 99.1

I-Mab Announces Authorization of Stock Repurchase Program up to $20 Million

SHANGHAI, China and Gaithersburg, MD., July 15, 2020 (PRNewswire) — I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel biologics, today announced that its Board of Directors has authorized a stock repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares.

“I am pleased to announce this stock repurchase program,” said Dr. Jingwu Zang, M.D., Ph.D., Founder, Honorary Chairman and Director of the Company. “This program underscores our full confidence in the potential of I-Mab’s highly differentiated, globally competitive pipeline. We believe repurchase of I-Mab’s common stock is consistent with our focus on enhancing and delivering long-term shareholder value.”

Repurchases, if any, under the program will be made at the discretion of management, and will depend upon market pricing and conditions, business, legal, accounting and other considerations. Any such share purchases will be made by the Company from time to time in open market transactions, or otherwise in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, or pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

The repurchase program is effective upon and from the date on which a formal stock repurchase plan engagement agreement is signed with a qualified broker-dealer(s), and terminates over a twelve-month period depending upon market and economic conditions, and other factors including price, legal and regulatory requirements and capital availability. The program does not obligate I-Mab to acquire any particular number of American depositary shares, and the program may be modified or suspended at any time at the management’s discretion.

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on developing biologics of novel or highly differentiated in the therapeutic areas of immuno-oncology and autoimmune diseases. Company’s mission is to bring transformational medicines to patients through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to become a fully integrated end-to-end global biopharmaceutical company with cutting-edge discovery platforms, proven preclinical and clinical development expertise, and world-class GMP manufacturing capabilities. I-Mab has offices in China and the United States. For more information, please visit http://ir.i-mabbiopharma.com/.

Forward Looking Statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.” Forward-looking statements are based on I-Mab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in filings with the U.S. Securities and Exchange Commission. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

For more information, please contact:

I-Mab

Jielun Zhu, CFO

E-mail: jielun.zhu@i-mabbiopharma.com

Office line: +86 21 6057 8000

Gigi Feng, Vice President and Global Head of Corporate Communications

E-mail: Gigi.Feng@i-mabbiopharma.com

Office line: +86 21 6057 8000

Investor Inquiries

Burns McClellan, Inc. (Americas and Europe)

Steve Klass

E-mail: sklass@burnsmc.com

Office line: +1 212 213 0006

The Piacente Group, Inc. (Asia)

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: + 86 21 6039 8363